UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 6, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LendingClub Corporation
File No. 1-36771 - CF#35863

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       LendingClub Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 26, 2018.

       Based on representations by LendingClub Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.1   through January 23, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary